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                                                                   EXHIBIT 99.6
                               November 29, 1995

FirsTier Financial, Inc.
1700 Farnam Street
Omaha, Nebraska 68102-2183

Ladies and Gentlemen:

         This letter agreement is being entered into in connection with the execution of an Agreement of Merger and Consolidation (the "Agreement"), dated as of August 6, 1995, between First Bank System, Inc. (the "Acquiror") and FirsTier Financial, Inc. (the "Company"), pursuant to which, among other things, the Company will merge with and into the Acquiror (the "Merger"), subject to the terms and conditions set forth in the Agreement. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

         The purpose of this letter agreement is to confirm our mutual understandings and agreements with regard to the Amended and Restated Employment Agreement between FirsTier Financial, Inc. and Jack R. McDonnell (the "Executive"), dated March 20, 1995 (the "Employment Agreement") and the other matters described in the Consent to Unanimous Action of the Executive Committee of the Board of Directors of FirsTier Financial, Inc., dated November 29, 1995 (the "Resolutions") (attached hereto as Exhibit 1) as it relates to the Executive.

         Each of the Company and the Acquiror hereby certifies to each other as of the date hereof (the "Payment Date") that it is not now aware of any facts applicable to it that would be likely to prevent approval of the Merger by any governmental entity. The Company agrees to pay on the Payment Date, and the Executive agrees to accept payment of, the amounts described in the Resolutions, including, without limitation, (i) the amounts due pursuant to the Employment Agreement and (ii) the amount due under the Company's Change of Control Bonus Pool Plan, as modified by the Resolutions (the "Bonus Pool") (it being acknowledged that the aggregate of all payments owing by the Company pursuant to the Bonus Pool shall total $7 million in accordance with Schedule A attached to the Resolutions), in each case as if a Change of Control had taken place on the Payment Date and the Company had terminated the Executive's employment (without cause and without the Executive's consent) on such date. The Acquiror agrees that the total of all such payments to the Executive will equal the total payment as set forth on the schedule attached hereto as Exhibit 2 (the "Total Payments").


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FirsTier Financial, Inc.
November 29, 1995
Page 2


         The Executive agrees, on his behalf and on behalf of his heirs, assigns, executors, administrators and legal representatives, that (i) the Company's payment of the amounts described in clauses (i) and (ii) of the preceding paragraph shall be in full satisfaction of the Company's obligations to make such payments to the Executive pursuant to the Employment Agreement and the Bonus Pool and (ii) upon the Executives' receipt of such payments, the Company will be released from any further obligation, liability or claim under or relating to the obligation to make such payments to the Executive pursuant to the Employment Agreement and the Bonus Pool whenever arising; provided, that such satisfaction and release shall be without prejudice to any other provision of the Employment Agreement, including, without limitation, rights to payment of death benefits or supplemental retirement benefits; and provided further, however, that nothing in this letter agreement shall have any effect whatsoever on the rights of the Executive to receive from the Company reimbursement with respect to taxes as set forth in the penultimate paragraph of Section 5 of the Employment Agreement.

         In the event that the Merger is not consummated pursuant to the Agreement after the Payment Period, the Acquiror shall, within five days following termination of the Agreement in accordance with its terms, promptly reimburse the Company for the Total Payments. In the event that the Company becomes liable for any Taxes (including, without limitation, any interest or penalties imposed with respect to such Taxes) as a result of the payments made by the Acquiror to the Company pursuant to the preceding sentence (any such liability being referred to herein as a "Company Tax Liability"), the Acquiror shall pay to the Company such additional amounts as may be necessary to make the Company whole on an after-tax basis (taking into account any deductions actually utilized by the Company as a result of making the Total Payments) as if such Company Tax Liability had never been incurred (after taking into account any additional liability for Taxes imposed on the Company as a result of any of the payments made by the Acquiror pursuant to this sentence). In the event that the Executive becomes liable for any Taxes (including, without limitation, any interest or penalties imposed with respect to such Taxes) as a result of the Total Payments being paid hereunder that would not have been payable had such payments been made immediately after the consummation of the Merger (an "Executive Tax Liability"), the Acquiror shall indemnify the Executive on an after-tax basis from and against any such Executive Tax Liability. Acquiror shall indemnify the Company and the Executive for reasonable expenses (including, without limitation, reasonable attorneys' and accountants' fees) incurred as a result of any audit or other proceeding relating to the defense of a Company Tax Liability or Executive Tax Liability (together a "Tax Liability"). The Acquiror shall make any payments required pursuant to this paragraph within five days after it receives written notice that a Tax Liability or related expense actually has been incurred.


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FirsTier Financial, Inc.
November 29, 1995
Page 3


         In addition, the Acquiror acknowledges that, in accordance with the Resolutions, and without any resulting reimbursement obligation being imposed on the Acquiror, the Company shall cause all outstanding Incentive Stock Options, Discounted Non-Qualified Stock Options (collectively, the "Options"), Restricted Stock Options and Phantom Stock Options, if any, granted to the Executive under the Company's Omnibus Equity Plan or any predecessor plan to become immediately vested and exercisable as of the Payment Date. The Executive agrees to exercise the Options prior to December 31, 1995.

         Except as expressly set forth herein, this letter agreement shall not be deemed to affect or modify any provision of the Employment Agreement.

         This letter agreement may not be amended or terminated without the prior written consent of the Company, the Executive and the Acquiror.

         This letter agreement may be executed in any number of counterparts which together shall constitute but one agreement.

         This letter agreement may not be assigned by any party hereto and shall be binding on and inure to the benefit of their respective successors and, in the case of the Executive, heirs and other legal representatives.

         Each of the Acquiror, the Company and the Executive has caused this letter agreement to be duly executed as of the date first above written.

                                       FIRST BANK SYSTEM, INC.

                                   by:  /s/ LEE R. MITAU
                                       -------------------------------------
                                       Executive Vice President, General
                                       Counsel & Secretary

                                       FIRSTIER FINANCIAL, INC.

                                   by:  /s/ DAVID A. RISMILLER
                                       -------------------------------------

                                        /s/ JACK R. McDONNELL
                                       -------------------------------------
                                       Jack R. McDonnell

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                                   Exhibit 2

                          PAYMENT TO JACK McDONNELL

             Base salary                            $  672,750
             Incentive                                 448,500
             Average of last 3 years' incentives       146,667
             Accrued vacation                           17,308
             Tax equalization payment                  140,000
             Salary replacement                         28,125
             Consulting payment                        250,000
             401(k) forfeiture                          70,000
             Health coverage estimate                  255,000
             CIC Bonus Pool                          1,920,000
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                            Total Payment           $3,948,350
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